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Veteran-owned
Gut-friendly Bread

Gut-friendly bakery

9314 Sweetbrush Dr
Houston, TX 77064
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.7× for the next $10,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Gut-friendly Bread is seeking investment to lease a building to expand into the wholesale market to work towar This is a preview. It will become public when you start accepting investment.
OUR STORY

Gut-friendly Bread started in 2020 during the pandemic. I didn't know a thing about bread, or how to start a bu promise from God. That small seed is now growing into a beautiful tree.

In 2020 I left school and got in with Bread Man Baking Co. as an intern where I learned how to run farmer's mar Through Sprouting grains and sourdough fermentation I make delicious easily digestible breads.
Even though I left school and my dream of becoming a dietitian I couldn't be happier to follow the Lord. I still ha Lord's will for me to serve and make good quality breads and desserts that not only taste delicious, but are nou r the Untied States desperately needs.
At the beginning of this journey I couldn't make one loaf of bread, but God is always faithful! Jeremiah 29:11
This is a preview. It will become public when you start accepting investment.
OUR MISSION AND ETHOS

As a Christian-owned family business we have a desire to fill you physically, mentally, and emotionally through

This sprouted sourdough has simple ingredients of just flour, salt, water, and starter but carries amazing flavor
and ancient whole grains.

Cranberry & Walnut:

A good sourdough bread with a fan favorite combination of cranberries and walnuts.

Fruit-Sweetened Carrot Cake Bread:

Between the flavors of our ancients grains, spice blend, and whole fruits this carrot bread has no refined sugar
sweet craving and nourish your gut.

Sprouted Sandwich:

This sandwich bread packs an amazing distinct sour tang for our sourdough lovers.

Chocolate Treats:

These alternate zero sugar chocolate chip cookies will satisfy that sweet tooth but still fill your stomach with es
from whole fruits and fortified yogurt. None of that bad stuff that will weigh you down.

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THE TEAM
Jordan Garcia
Co-owner/ Head Baker

My name is Jordan Garcia. I am a father, husband, baker, and founder of Gut-friendly Bread. I started Gut-frien
just an idea. Today I serve my customer base through home deliveries and the Tomball Farmer's market. With n
food science I continue to expand the reach of gut-friendly breads and desserts and teach the people of Amer
breads and sweets.

Yasmin Cardenas-Garcia
Co- owner

My name is Yasmin Cardenas-Garcia. I am a mother, wife, and co-founder of Gut-friendly Bread. The idea cam
started as a leap of faith to trust. I filled in the gaps to areas my husband could not finish alone, and focus on ou
media. With my expertise with numbers I handle all the logistics of the company.

This is a preview. It will become public when you start accepting investment.
PRESS

Total $40,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$45,000	$49,500	$76,560	$80,388	$82,800
Cost of Goods Sold	$8,400	$9,240	$14,291	$15,005	$15,455
Gross Profit	$36,600	$40,260	$62,269	$65,383	$67,345
EXPENSES					
Rent	$8,000	$12,000	$12,000	$12,000	$12,000
Utilities	$2,200	$2,255	$2,311	$2,368	$2,427
Insurance	$600	$615	$630	$645	$661
Equipment Lease	$6,500	$0	$12,000	$0	$0
Repairs & Maintenance	$1,000	$1,025	$1,050	$1,076	$1,102
Legal & Professional Fees	$800	$820	$840	$861	$882
Operating Profit	$17,500	$23,545	$33,438	$48,433	$50,273

This information is provided by Gut-friendly Bread. Mainvest never predicts or projects performance, and has r forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

Investment Round Status

Target Raise $40,000

Maximum Raise $60,000

Amount Invested $0

Investors 0

Investment Round Ends May 2nd, 2022

Summary of Terms

Legal Business Name Gut-friendly Bread LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 15%-22.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date July 1st, 2027

Financial Condition

No operating history

Gut-friendly Bread was established in [February, 2021]. Accordingly, there are limited financial statements and

The market in which we operate is highly competitive and could become increasingly competitive with new en
Bread competes with many other businesses, both large and small, on the basis of quality, price, location, and
customer preference away from Gut-friendly Bread's core business or the inability to compete successfully aga
negatively affect Gut-friendly Bread's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Gut-friendly Bread's management or vote on and/o
regarding Gut-friendly Bread. Furthermore, if the founders or other key personnel of Gut-friendly Bread were t
unable to work, Gut-friendly Bread (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable e
various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large
Gut-friendly Bread and the key persons will have no control. Changes in assumptions or their underlying facts
forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the pro
there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Ac
newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months a
one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securiti
you will likely have difficulty finding a buyer because there will be no established market. Given these factors,
investment for its full term.

The Company Might Need More Capital

Gut-friendly Bread might need to raise more capital in the future to fund/expand operations, buy property and
market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is n
will be available when needed, or that it will be available on terms that are not adverse to your interests as an i
unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease o

Changes in Economic Conditions Could Hurt Gut-friendly Bread

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, chang
declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and
factors are unpredictable and could negatively affect Gut-friendly Bread's financial performance or ability to c
friendly Bread ceases operations due to the foregoing factors, it can not guarantee that it will be able to resum
the future.

Although Gut-friendly Bread will carry some insurance, Gut-friendly Bread may not carry enough insurance to business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at lea Gut-friendly Bread could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consume antitrust laws, and health care laws, could negatively affect Gut-friendly Bread's financial performance or abilit any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Gut-friendly Bread's management will coincide: you both war successful as possible. However, your interests might be in conflict in other important areas, including these: Y act conservative to make sure they are best equipped to repay the Note obligations, while Gut-friendly Bread r invest in the business. You would like to keep the compensation of managers low, while managers want to mak

Future Investors Might Have Superior Rights

If Gut-friendly Bread needs more capital in the future and takes on additional debt or other sources of financing superior to yours. For example, they might have the right to be paid before you are, to receive larger distributio management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Excha about corporate governance that are intended to protect investors. For example, the major U.S. stock exchange audit committee made up entirely of independent members of the board of directors (i.e., directors with no ma friendly Bread or management), which is responsible for monitoring Gut-friendly Bread's compliance with the l required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Gut-friendly Brea than your initial expectations.

You Do Have a Downside

Conversely, if Gut-friendly Bread fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

that the representative will do things you believe are wrong or misguided. If an event of default has occurred a
appointed, all of the representative's reasonable expenses must be paid before any further payments are made

This information is provided by Gut-friendly Bread. Mainvest never predicts or projects performance, and has r
information. For additional information, review the official Form C filing with the Securities and Exchange Com
This is a preview. It will become public when you start accepting investment.

Investor Discussion

Gut-friendly Bread isn't accepting investments right now, but is trying to get a sense of how they should struct
provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC a
ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll b

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